UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
Specialized Disclosure report

LSI Industries Inc.
(Exact Name of Registrant as Specified in Charter)

Ohio (State or Other Jurisdiction of Incorporation)	0-13375 (Commission File No.)	31-0888951 (I.R.S. Employer Identification Number)

10000 Alliance Road Cincinnati, Ohio (Address of Principal Executive Offices)	45242 (Zip Code)

Jeffery S. Bastian	1-513-793-3200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.  ☒

Section 1 - Conflict Minerals Disclosure
Items 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
LSI Industries Inc. ("LSI" or the "Company") evaluated its products during the year ended December 31, 2014 and determined that certain products manufactured or contracted to be manufactured by the Company contain tin, tungsten, tantalum, and/or gold.  As a result, the Company has filed a Conflict Minerals Report ("CMR").  A copy of the Company's CMR is furnished as Exhibit 1.01 to this Form SD and is incorporated herein by reference. A copy of the Company's CMR is also publicly available at www.lsi-industries.com.
Section 2 - Exhibits
(d) Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.
LSI INDUSTRIES INC. BY: /s/ Jeffrey S. Bastian Jeffrey S. Bastian Vice President, Corporate Controller

May 28, 2015
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